Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (512) 428-1666
Necip Sayiner
Chief Executive Officer,
President and Director
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, Texas 78701

Re: **Silicon Laboratories Inc.**
        Definitive 14A
        Filed March 14, 2007
        File No. 000-29823

Dear Sayiner:

        We have reviewed your response letter dated October 23, 2007 and have the
following comments. Please respond to our comments by December 21, 2007 or tell us
by that time when you will provide us with a response. If the comments request revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

1. While we note your detailed response to our comments, please confirm that you will
    provide the additional and/or enhanced information included in your responses in
    your future filings.

2. We note your response to our prior comment 5. Please provide us with a more
    detailed analysis of how disclosure of each target would result in competitive harm.
    For example, but without limitation, tell us specifically how disclosure of adjusted
    operating income, corporate revenue and gross margin for a past fiscal year would
    furnish the company's current and potential competitors with forecast, business
    planning and other financial information. How are competitors able to derive such
    information from the company's targets? Why would a past year's targets necessarily
    be predictive of your strategic plans in future years given the varying levels of

difficulty for achievement of targets that the compensation committee could set from one year to the next or given that, as indicated in the first paragraph of your response to our prior comment 5, actual bonuses have been less than target in three of the past six years?

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel